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                                                               EXHIBIT (a)(1)(k)

                       REXAM ANNOUNCES ITS SHAREHOLDERS'
                          APPROVAL OF TRANSACTION WITH
                          AMERICAN NATIONAL CAN GROUP

FOR IMMEDIATE RELEASE

    London, England (May 17, 2000)--Rexam PLC, the global consumer packaging company, announced today that at an Extraordinary General Meeting held May 17, 2000, its shareholders voted to approve Rexam's tender offer for all the outstanding shares of American National Can Group, Inc. and related transactions, thus satisfying the tender offer's condition related to Rexam shareholder approval. The votes in favor of the acquisition of ANC were 99.9% of the votes cast. The tender offer remains subject to a number of other conditions, including that related to the European Commission's antitrust review.

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    Contact: Per Erlandsson, Rexam's Director of Corporate Communication, at
011-44-20-7227-4140.